

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Kay E. Whitaker
Senior Vice President-Finance, Chief Financial Officer and Secretary
First Internet Bancorp
8888 Keystone Crossing, Suite 1700
Indianapolis, Indiana 46240

Re: First Internet Bancorp
Registration Statement on Form S-1
Filed September 30, 2013
File No. 333-191475

Dear Ms. Whitaker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please use a readable type size throughout. The summary selected financial data beginning on page 6 is too small.

Prospectus Cover Page

2. Revise to state that this is your initial public offering and confirm that no distribution of the Prospectus will be made until the number of shares is included.

3. Revise the cover page to state the firm commitment nature of the underwriting arrangements.

Prospectus Summary

4. We note that you operate over the internet nationwide, however, please include a brief discussion of your market area, including areas of significant customer concentration, if any, and any material characteristics of those markets.

Use of Proceeds, page 4

5. Revise both here and in the main section, as appropriate, to provide specific, detailed disclosure on the use of proceeds and to quantify the amounts that may be used for each purpose. Consider providing disclosure discussing management's expectations of your ability to deploy the capital raised in this offering without significantly diluting your earnings per share. If the expected use of proceeds changes or solidifies, please update. See Item 504 of Regulation S-K.

6. Expand here and throughout the document to state that management will have broad discretion in the use of the net proceeds.

Risk Factors, page 9

7. Your risk factor subheadings must state clearly the risks addressed in the narratives. Generally review and revise your subheadings to state the specific risks to investors. For example, revise the subheading of the second risk factor to state the risks involved in the growth of your commercial loan portfolio; revise the first risk factor on page 10 to state the risks of having a business dependent on technology that changes rapidly; revise the fourth risk factor on page 10 to state the risk of being dependent on your management; revise the second and third risk factors on page 11 to state the risks to investors of the riskier nature of consumer loans and your holding company structure, respectively; revise the subheading of the first risk factor on page 12 to state the risks to investors if growth in your mortgage lending business slows; etc.

Part II.
Recent Sales of Unregistered Securities, page II-2

8. In accordance with Item 701(b), for each sale in this section, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Exhibits

9. Please file the excluded exhibits, including the legal opinion, as we may have comments.

Form 10-K for the year ended December 31, 2012

10. In future filings, please ensure that the documents comply with the form requirements of Rule 12b-10 and are in roman type at least as large and as legible as 10-point modern type throughout. The type size of your documents appears to be less than readable.

Item 1. Business, page 1

11. In future filings disclose here or in your MD&A the risks inherent in your various loan types, noting which are of higher risk.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3464 with any questions.

                     Sincerely,

                     /s/ Kathryn McHale

                     Kathryn McHale
                     Senior Staff Attorney